02052410

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities Inc.
Exact Name of Registrant as Specified in Charter

0000946812
Registrant CIK Number

Form 8-K, for August 26, 2002, Series 2002-AC4

~~333-~~
~~333-56242~~
333-43091

Name of Person Filing the Document
(If Other than the Registrant)

SEC MAIL PROCESSING
RECEIVED
AUG 27 2002
WASH. D.C. SECTION
160

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

[TPW: NYLEGAL:86756.2] 17297-00093 08/19/02 02:38pm

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES, INC.

By: ______________________
Name: Joseph Jurkowski
Title: Managing Director

Dated: August 26, 2002

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Computational Materials

$329,226,445 (approximate)

Asset-Backed Certificates,
Series 2002-AC4

Bear Stearns Asset Backed Securities, Inc
Issuer

EMC Mortgage Corporation
Seller

Wells Fargo Bank Minnesota, National Association
Master Servicer

August 15, 2002

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

TRANSACTION SUMMARY (a), (b), (c)

Class	Group	Size	Percent Of Pool Balance	Credit Enhancement Percentage	Coupon Type	WAL	Final Scheduled Dist. Date	Expected Ratings (Mdy's/S&P)
I-A1	I	$114,628,573	34.07%	8.25%	Floating (d)	**3.019**	9/25/32	Aaa/AAA
I-A2	I	$114,628,573	Notional	8.25%	Inverse IO (e)	**3.019**	9/25/32	Aaa/AAA
I-X	I	$128,057,094	Notional	8.25%	WAC IO (f)	**2.003(i)**	9/25/32	Aaa/AAA
I-PO	I	$2,863,810	0.85%	8.25%	PO	**3.503**	9/25/32	Aaa/AAA
BX	I	$2,756,993	Notional	8.25%	Variable IO (g)	**3.909(i)**	9/25/32	Aaa/AAA
II-A1	II	$178,292,000	52.99%	8.25%	5.50% Fixed Seq	**2.534**	9/25/32	Aaa/AAA
II-A2	II	$12,917,981	3.84%	8.25%	5.50% Fixed Seq	**10.099**	9/25/32	Aaa/AAA
II-X	II	$208,403,250	Notional	8.25%	WAC IO (h)	**1.442(i)**	9/25/32	Aaa/AAA
B-1	Both	$11,271,421	3.35%	4.90%	5.50% Fixed	**9.377**	9/25/32	AA (S&P)
B-2	Both	$5,551,596	1.65%	3.25%	5.50% Fixed	**9.377**	9/25/32	A (S&P
B-3	Both	$3,701,064	1.10%	2.15%	5.50% Fixed	**9.377**	9/25/32	BBB (S&P)
Total		**$329,226,445**	97.85%					

Notes: (a) The principal balance of each Class of Certificates is subject to a 10% variance.
(b) Prepayment Pricing Speed Assumption: 125 PPC which is equal to a ramped speed of 6% CPR building to 20% CPR in 12 months, and remaining constant at 20% CPR thereafter, multipled by 1.25 .
(c) The Certificates will be subject to the 10% cleanup call.
(d)One Month LIBOR + 0.50% (per annum), subject to a cap of 8.5%
(e)8.00% minus One-Month LIBOR (per annum)
(f)Class I-X will accrue interest based on the weighted average of the net coupons for the Group I loans with net coupons greater than 8.5% based on a Notional Amount equal to the scheduled principal balance of the Group I mortgage loans.
(g)The Class BX Certificates will bear interest at a variable rate equal to (a) the weighted average of 8.50% for the Group I mortgage loans and 5.5% for the Group II mortgage loans weighted in proportion to the results of subtracting the related Senior Certificate principal balance from the aggregate principal balance of the related loan group minus (b) 5.5%; based on a Notional Amount equal to the sum of the principal balances of the Class B-1, Class B-2 and Class B-3 Certificates.
(h)Class II-X will accrue interest based on the weighted average of the net coupons for the Group II loans with net coupons greater than 5.5% based on a Notional Amount equal to the scheduled principal balance of the Group II mortgage loans.
(i)Duration.

THE COLLATERAL

- Conventional, one- to four-family, fixed-rate mortgage loans secured by first liens on residential mortgage properties.
- The mortgage loans will be divided into two loan groups. Group I will consist of approximately $128 million of loans with prepayment penalties and Group II will consist of approximately $208 million of loans without prepayment penalties.
- The mortgage loans were primarily originated by First Nevada (approximately 38%) and Waterfield (approximately 20%) with approximately twenty-eight other originators totaling approximately 42% pursuant to underwriting guidelines as described in the prospectus supplement.
- The collateral information presented herein is based on the 'Statistical Calculation Date' as of August 1, 2002.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. *The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are* attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

THE STRUCTURE

There will be a senior/subordinate shifting interest structure. There will be a separate AAA/Aaa rated senior class relating to each loan group with cross-collateralized subordinate classes.

The Class I-A1, I-A2, I-X, I-PO, II-A1, II-A2, II-X and BX Certificates are the Senior Certificates. Class B-1 through B-3 are the offered Subordinate Certificates.

Non-Offered Certificates:

Class B-4	$3,028,143
Class B-5	$2,186,992
Class B-6	$2,018,762

Summary of Terms

Depositor:	Bear Stearns Asset Backed Securities, Inc.
Seller:	EMC Mortgage Corporation
Master Servicer:	Wells Fargo Bank Minnesota, National Association
Servicers:	EMC Mortgage Corp. (approximately 90%)
Originators:	First Nevada (38%), Waterfield (20%), approximately 28 others.
Sole Manager:	Bear, Stearns & Co. Inc.
Trustee:	Bank One National Association
Optional Termination:	10% cleanup call
Cut-off Date:	August 1, 2002
Closing Date:	On or about August 30, 2002
Distribution Date:	25th day of each month (or the next business day), commencing September 2002.
Prepayment Period:	With respect to any distribution date, the calendar month immediately preceding the month in which such distribution date occurs.
Pass Through Rates:	The pass-through rates for each class of Certificates will be as shown above.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. *The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are* attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

Interest Payments:

On each Distribution Date holders of the Certificates will be entitled to receive the interest that has accrued on the Certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid.

The "accrual period" for the Certificates (other than the Class IA-1 and Class I-A2 Certificates) will be the calendar month immediately preceding the calendar month in which a Distribution Date occurs. The interest accrual period for the Class I-A1 and Class I-A2 Certificates will be the period commencing on the 25th day of the prior month up to and including the 24th day of the month of Distribution. The trustee will calculate interest on all of the Certificates based on a 360-day year that consists of twelve 30-day months.

Principal Payments:

Senior Optimal Principal Amount: For each Loan Group The Senior Optimal Principal amount will be an amount equal to the sum of (i) The Senior Percentage of Scheduled Principal, (ii) the Senior Prepayment Percentage of all Full and Partial Prepayments and (iii) the lesser of the Senior Percentage of the Scheduled Principal Balance of a Liquidating Mortgage Loan or the Senior Prepayment Percentage of the Net Liquidation Proceeds

Subordinate Optimal Principal Amount: The Subordinate Optimal Principal amount will be an amount equal to the sum of (i) The Subordinate Percentage of Scheduled Principal, (ii) the Subordinate Prepayment Percentage of all Full and Partial Prepayments, (iii) the excess of Net Liquidation Proceeds over the amount included in clause (iii) of the Senior Optimal Principal Amount definition and (iv) on the distribution date on which the current principal amount of the Senior Certicates has been reduced to zero, 100% of any Senior Optimal Principal Amount.

Stated Principal Balance:

With respect to any mortgage loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all amounts allocable to principal that have been distributed to certificateholders with respect to such mortgage loan on or before such date, and as further reduced to the extent that any Realized Loss thereon has been allocated to one or more classes of certificates on or before the date of determination.

Certificate Principal Balance:

With respect to any offered as of any date of determination, the initial Certificate Principal Balance thereof, reduced by the aggregate of (a) all amounts allocable to principal previously distributed with respect to such offered certificates and (b) any reductions in the Certificate Principal Balance thereof deemed to have occurred in connection with allocations of Realized Losses in the manner described herein.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

Available Distribution Amount: For any distribution date and each mortgage loan group, an amount equal to the amount received by the Trustee and available in the Certificate Account on that distribution date. The Available Distribution Amount will generally be equal to the sum of (1) the aggregate amount of scheduled payments on the related mortgage loans, insurance proceeds and liquidation proceeds, received during the related Prepayment Period, in each case net of amounts reimbursable therefrom to the Trustee, the Master Servicer and any Subservicer and reduced by Servicing Fees.

P&I Advances: The Servicers will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Certificates and are not intended to guarantee or insure against losses. The Master Servicer will be obligated to back-stop the Servicer's advancing obligations.

Cash-Flow Description: Distributions on the Certificates will be made on the 25th day of each month (or next business day). The payments to the Certificates, to the extent of available funds, will be made according to the following priority:

Available Funds:

1. Payment of interest to the holders of the Class A and Class BX Certificates in an amount equal to their respective Pass-Through Rates (as described on the cover page hereof);
2. Payment of principal to the holders of the Class A Certificates in an amount equal to the Senior Optimal Principal Amount (The Group II Senior Optimal Principal Amount will be distributed sequentially to the Class II-A1 and Class II A2 Certificates); and
3. Payment of interest and principal sequentially to the Subordinate Certificates in order of their numerical class designations, beginning with the Class B-1, so each Subordinate Class shall receive (a) the Pass-Through Rate and (b) such class' Allocable Share of the Subordinate Optimal Principal Amount.

Shifting Interest: The Senior Certificates will be entitled to receive 100% of the prepayments on the Mortgage Loans until September 2007. The Senior Prepayment Percentage can be reduced to the Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage over the next five years provided that (i) the principal balance of the Mortgage Loans 61 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgag Loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the Servicing Fee Rate and the Master Servicing Fee Rate.

Allocation of Losses: Realized Losses on the mortgage loans will be allocated to the most junior class of Certificates outstanding beginning with the Class B-6 Certificates, until the

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

Certificate Principal Balance of each Subordinate Class has been reduced to zero. Thereafter, Realized Losses on the Group I Mortgage Loans will be allocated to the Group I Senior Certificates and realized losses on the Group II Mortgage Loans will be allocated to the Group II Senior Certificates.

Credit Enhancement: Subordination: The initial Credit Enhancement Percentages are as follows:

Group I Senior	8.25%
Class II Senior	8.25%
Class B-1	4.90%
Class B-2	3.25%
Class B-3	2.15%

Optional Call: At its option, the Master Servicer may purchase all of the mortgage loans, together with any properties in respect thereof acquired on behalf of the trust, and thereby effect termination and early retirement of the Certificates, after the aggregate principal balance of the mortgage loans, and properties acquired in respect thereof, remaining in the trust has been reduced to less than or equal to 10% of the aggregate principal balance of the mortgage loans as of the Cut-off Date.

Registration: The Certificates will be available in book-entry form through DTC.

Denominations: The Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.

Federal Tax Aspects: The Trust will be established as one or more REMICs for federal income tax purposes.

ERISA Considerations: The Offered Certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.

SMMEA Eligibility: The Group I Senior, Group II Senior and the Class B-1 Certificates will be 'mortgage related securities' for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

	Group I (prepay penalties)	Group II (no penalties)	Total Pool
Pool Principal Balance	$128,057,093.71	$208,403,249.57	$336,460,343.28
Average Balance	$178,857	$282,007	$230,610
Range of Balances	$29,942 - $1,946,015	$9,145-1,933,414	$9,145 - $1,946,015
WA Gross WAC	8.8745%	8.0351%	8.3546%
Range of Gross WAC	6. 9900% - 11.3750%	6. 1250% - 11.2500%	6. 1250% - 11.3750%
WAM (mos)	285	349	325
WA Age (mos)	3	3	3
WA Original Term (mos)	288	352	328
Balloon / Fully Amortizing	38.49% / 61.50%	0.85% / 99.15%	15.18% / 84.82%
First Lien / Second Lien	100.00% / 0.00%	100.00% / 0.00%	100.00% / 0.00%
Credit Score			
Weighted Average	660	693	680
Below 600	3.45%	5.51%	4.72%
600 to 619	7.88%	5.14%	6.18%
620 to 639	24.43%	10.87%	15.99%
640 to 659	23.34%	13.01%	16.94%
660 to 679	15.42%	11.22%	12.82%
680 to 699	9.19%	10.18%	9.81%
700 to 749	11.27%	23.96%	19.13%
750 and above	5.13%	20.12%	14.41%
Not Available	0.41%	2.08%	1.44%
LTV			
Weighted Average	86.21%	78.23%	81.27%
0.01% to 50.00%	0.76%	5.77%	3.86%
50.01% to 60.00%	2.22%	4.54%	3.65%
60.01% to 70.00%	8.41%	13.31%	11.45%
70.01% to 80.00%	25.26%	45.00%	37.48%
80.01% to 90.00%	19.18%	14.03%	15.99%
90.01% to 95.00%	43.36%	16.69%	26.84%
95.01% to 100.00%	0.81%	0.67%	0.72%
% with LTV's > 80%	63.34%	31.39%	43.55%
% of loans with LTV's > 80% with MI	60.01%	29.76%	41.27%
Insurance			
Conventional MI	60.01%	29.76%	41.27%
Non-MI	39.99%	70.24%	58.73%

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

	Group I (prepay penalties)	Group II (no penalties)	Total Pool
Property Type			
Single Family	60.94%	65.11%	63.52%
PUD	14.50%	20.70%	18.34%
Two to Four Family	20.56%	7.93%	12.73%
Condominium	4.00%	6.17%	5.34%
CO-OP	0.00%	0.05%	0.03%
Manufactured Home	0.00%	0.05%	0.03%
Occupancy Status			
Owner Occupied	88.56%	89.03%	88.85%
Investor Property	10.51%	7.11%	8.40%
Second Home	0.92%	3.86%	2.74%
Loan Purpose			
Purchase Money	64.12%	59.49%	61.25%
Cash-Out Refinance	31.25%	23.95%	26.73%
Rate/Term Refinance	4.64%	16.56%	12.02%
Documentation Type			
Full/Alternative	4.75%	30.88%	20.94%
Stated Income	20.76%	20.24%	20.44%
No Ratio	12.09%	5.79%	8.19%
No Income/No Asset	62.39%	43.08%	50.43%
Geographic Concentration			
California	5.74%	22.55%	16.15%
Northern CA	1.33%	8.27%	5.69%
Southern CA	4.41%	14.28%	10.57%
New Jersey	13.56%	10.06%	11.40%
New York	8.70%	7.87%	8.19%
Virginia	3.27%	2.95%	3.08%
Prepayment Penalties			
None	0.00%	100.00%	61.94%
6 Months	4.93%	0.00%	1.88%
1 Year	52.36%	0.00%	19.93%
2 Year	0.36%	0.00%	0.14%
3 Year	16.95%	0.00%	6.45%
5 Year	25.39%	0.00%	9.67%

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.